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Exhibit 99.2

        Instructions for Completion of BLUE Proxy for the Reconvened Annual Meeting of Biovail Corporation to be held on August 8, 2008

YOU MUST ACT QUICKLY FOR YOUR VOTE TO COUNT — THIS BLUE PROXY MUST BE RECEIVED NO LATER THAN 10:00 A.M. (TORONTO TIME) ON WEDNESDAY, AUGUST 6, 2008.

VOTE YOUR BLUE FORM OF PROXY TODAY USING ONE OF THE METHODS AVAILABLE BELOW.

1.
This BLUE form of proxy ("Blue Proxy") is solicited by Management of the Company. Shareholders are directed to reference the Management Proxy Circular dated May 9, 2008 and the Notice of Reconvened Annual Meeting of Shareholders dated July 17, 2008 for more detailed information.

2.
You have the right to appoint a proxyholder, who need not be a shareholder, to attend and act on your behalf at the Meeting. If you wish to appoint a person or company other than the persons designated in this Blue Proxy, please insert the name of your chosen proxyholder in the space provided (see reverse).

3.
This Blue Proxy must be signed by you, the registered holder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany this Blue Proxy. If the Common Shares represented by this Blue Proxy are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered owners should sign this Blue Proxy.

4.
This Blue Proxy should be signed in the exact manner as the name appears on the Blue Proxy.

5.
If this Blue Proxy is not dated, it will be deemed to bear the date on which it was mailed to shareholders.

6.
The Common Shares represented by this Blue Proxy will be voted for or withheld from voting in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted, the Common Shares will be voted accordingly. This Blue Proxy confers discretionary authority on the proxyholder to vote as they see fit in respect of each matter set forth herein if no choice is specified and in respect of any amendments or other matters that may properly come before the Meeting. If you do not direct your vote in respect of any matter, the proxyholders designated by Management in this Blue Proxy will vote FOR items 1 and 2.

7.
Time is of the essence. This Blue Proxy, to be effective, must be returned and received at the office of CIBC Mellon Trust Company, by one of the methods listed below, no later than 10:00 a.m. (Toronto time) on Wednesday, August 6, 2008, or in the case of any adjournment or postponement of the Meeting, no later than 48 hours before the time of such reconvened meeting. Failure to properly complete or deposit a Blue Proxy may result in its invalidation.

VOTE USING THE TELEPHONE, INTERNET, MAIL or FAX

  To vote by mail or fax:

  Complete, sign and date the reverse hereof and return this proxy in the envelope provided, or fax, to:

Mail: In the prepaid envelope provided
Fax: (416) 368-2502

  In order to expedite your vote, you may use a touch-tone telephone or the Internet.

  To vote by telephone, call toll free 1-866-271-1207. You will be prompted to provide your 13 digit control number printed below your pre-printed name and address. The telephone voting service is available until August 6, 2008 at 10:00 a.m. (Toronto time) and you may not appoint a person as proxyholder other than the Management nominees named in the accompanying form of proxy when voting by telephone.

  To vote via the Internet, go to www.eproxyvoting.com/biovail and follow the instructions on the website prior to August 6, 2008 at 10:00 a.m. (Toronto time).

If you have any questions or need assistance completing this Blue Proxy please call:
Georgeson
Toll Free: 1-866-676-3028

Form of Proxy
(Registered Holders)

This BLUE form of proxy ("Blue Proxy") is in relation to the June 25, 2008 adjourned Annual Meeting of Biovail Corporation, which will be reconvened on Friday, August 8, 2008.

This Blue Proxy is solicited by and on behalf of Management of Biovail Corporation, and will be used at the Reconvened Annual Meeting of Shareholders to be held on Friday, August 8, 2008 at 10:00 a.m. (Toronto time).

THIS BLUE PROXY MUST BE RECEIVED NO LATER THAN 10:00 A.M. (TORONTO TIME) ON WEDNESDAY, AUGUST 6, 2008.
SEE BACK FOR DELIVERY INSTRUCTIONS.

The undersigned holder of Common Shares of Biovail Corporation ("Biovail" or the "Company") hereby appoints MR. WILLIAM M. WELLS, Chief Executive Officer of the Company, or failing him, MS. WENDY A. KELLEY, Senior Vice-President, General Counsel and Corporate Secretary of the Company, or instead of either of the foregoing                                     , as the proxyholder of the undersigned, to attend and act on behalf of the undersigned at the RECONVENED ANNUAL MEETING OF COMMON SHAREHOLDERS OF BIOVAIL TO BE HELD ON THE 8th DAY OF AUGUST, 2008, and at any adjournment thereof (the "Meeting"), with the power of substitution and with all the powers that the undersigned could exercise with respect to the said shares if personally present and with authority to vote at the said proxyholder's discretion except as otherwise specified herein and to vote and act in said proxyholder's discretion with respect to amendments or variations to matters referred to in the Notice of Reconvened Annual Meeting and with respect to other matters that may properly come before the Meeting.

Without limiting the general authorization and powers conferred hereby, the undersigned hereby instructs the said proxyholder to vote the common shares represented by this Blue Proxy as indicated below and hereby revokes any proxy previously given.

               Management recommends that shareholders vote FOR each of the items set out in 1 and 2 below:

1. Election of Directors	FOR	Withhold
To elect the following Biovail slate of Director nominees: Dr. Douglas J.P. Squires, Mr. Serge Gouin, Mr. David H. Laidley, Mr. J. Spencer Lanthier, Mr. Mark Parrish, Dr. Laurence E. Paul, Mr. Robert N. Power, Mr. Lloyd M. Segal, Mr. Michael R. Van Every and Mr. William M. Wells.	☐	☐

2. Re-appointment of Independent Auditors	FOR	Withhold
To re-appoint Ernst & Young LLP as auditors to hold office until the close of the next annual meeting of common shareholders and to authorize the Board of Directors of Biovail to fix the remuneration of the auditors.	☐	☐

Authorized Signature(s) — Sign Here — This section must be completed for your instructions to be executed.
The undersigned authorizes you to act in accordance with my/our instructions set out above. The undersigned hereby revokes any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Blue Proxy will be voted in the discretion of the proxyholder, as he or she may deem fit.
Signature of holder(s):
Date:
Telephone Number:

Request for Quarterly Reports
Biovail's quarterly reports to shareholders are available at www.sedar.com, but if you wish to receive quarterly reports and interim financial statements with accompanying MD&A for the 2008 fiscal year by mail, please mark this box. If you do not mark this box and return this form, you will not receive these documents by mail. ☐

Annual Report Waiver
Mark this box if, for fiscal 2008, you do not want to receive the Annual Report containing the Annual Financial Statements and accompanying MD&A. If you do not mark this box, the Annual Report will continue to be sent to you. ☐

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  Exhibit 99.2
Mail: In the prepaid envelope provided Fax: (416) 368-2502
THIS BLUE PROXY MUST BE RECEIVED NO LATER THAN 10:00 A.M. (TORONTO TIME) ON WEDNESDAY, AUGUST 6, 2008. SEE BACK FOR DELIVERY INSTRUCTIONS.